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06007133

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40102   RECEIVED

MAR 0 1 2006

185

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muzinich & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

                                      (No. and Street)
New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Muzinich   (212) 888-3413
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
                (Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue   Lake Success   NY   11042
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 07 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

Michael Ludwig _____, swear (or affirm) that, to the best of
knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ , as
December 31 _____, 2005, are true and correct. I further swear (or affirm) that
her the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
sified solely as that of a customer, except as follows:

_____

_____

_____

RICHARD FELTZ
Notary Public, State of New York
No. 01FE6015585
Qualified in New York County
Commission Expires Nov 2, 2006

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public   02/15/2006

; report ** contains (check all applicable boxes):
- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Accounting Control.

or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUZINICH & CO., INC. AND SUBSIDIARIES

****

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

****

MUZINICH & CO., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	3,310,299
Due from broker		515,441
Deposit with clearing organization		51,419
Securities owned:		
Marketable, at market value		1,573,609
Not readily marketable, at estimated fair value		611,554
Management fees receivable		4,038,831
Incentive fees receivable		493,000
Furniture, equipment and leasehold improvements (net of accumulated		
depreciation and amortization of $1,376,266)		939,461
Other assets		578,525
	$	12,112,139

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	2,661,542
Income taxes payable		377,346
		3,038,888
Due to minority interest		7,323
Commitments		
Stockholder's equity:		
Common stock, $.01 par value; 10,000 shares authorized,		
9,800 shares issued and outstanding		98
Additional paid-in capital		250,000
Accumulated other comprehensive income arising from foreign currency		
translation adjustment		58,949
Retained earnings		8,756,881
		9,065,928
	$	12,112,139

The accompanying notes are an integral part of this consolidated financial statement.

1.   ORGANIZATION:

Muzinich & Co., Inc. (the "Company") was incorporated on July 21, 1988 in the state of Delaware. The Company was granted registration as a general securities broker-dealer by the Securities and Exchange Commission ("SEC") and was approved for membership in the National Association of Securities Dealers, Inc. ("NASD") in September 1988. Muzinich & Co., Limited, a wholly-owned subsidiary, was organized by the Company on October 4, 1999 in the United Kingdom and was approved for membership in the Financial Services Authority (FSA). During 2005, Muzinich & Co. Limited acquired Muzinich (Deutschland) GmbH, a wholly-owned subsidiary. Muzinich & Co. (Ireland) Limited, a wholly-owned subsidiary, was acquired by the Company on May 14, 2003, is incorporated in Ireland and approved for membership in the Irish Financial Services Regulatory Authority (IFSRA). Crosswater Realty Advisors, LLC, a ninety percent owned subsidiary, was organized by the Company on June 17, 2005 in the state of Delaware.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Muzinich & Co., Limited ("Limited"), Muzinich & Co. (Ireland) Limited ("Ireland"), Muzinich (Deutschland) GmbH, ("Cologne"), as well as, a majority interest in Crosswater Realty Advisors, LLC ("Crosswater"). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:

Securities owned consist of marketable and not readily marketable securities. Marketable securities are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost. Unrealized gains and losses are reflected in net investment income.

Management and Incentive Fees Receivable:

Management fee and incentive fee receivable consist of receivables recorded at original invoice amount. There is no allowance for doubtful accounts, as management has determined that substantially all amounts are fully collectible. The Company generally does not require collateral for these receivables.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the shorter of the respective lease terms or the estimated useful lives of the improvements.

Cash Equivalents:

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Management and incentive fees are recorded when the services are rendered, and the fees are calculated based on a percentage of the net assets under management. Rates vary and are based on their respective agreements.

Foreign Currency Translation:

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52. Asset and liability accounts are translated at the exchange rate in effect at year end, and income and expense accounts are translated at the average rates of exchange prevailing during the year. The United States dollar effect that arises from translating the net assets of both Limited and Ireland is recorded in the accumulated other comprehensive income arising from foreign currency translation adjustment account, a separate component of stockholder's equity. Foreign currency transaction gains and losses are recorded in the consolidated statement of income.

Income Taxes:

Effective July 1, 2000, the stockholder has elected that the Company be treated as an S Corporation for Federal income tax purposes. Accordingly, the Company itself is not subject to federal income taxes. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates. The provision for income taxes includes the provisions for state, local and foreign income taxes. The subsidiaries' income taxes are based on statutory rates in each subsidiary's country of organization.

3. **DEPOSIT WITH CLEARING BROKER:**

    The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker.

4. **SECURITIES OWNED:**

    Securities owned consist of investment securities at market value as follows:

U.S. government treasury bill	$ 1,295,750
Money market funds	20,228
Hedge fund	257,631
	1,573,609

    Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

    At December 31, 2005 these securities at estimated fair values consist of the following:

Note	$ 605,800
Warrants	5,754
	$ 611,554

The note, the original cost of which was $1,000,000, represents the Company's investment in an off shore company. Management has determined that this investment has a fair value of $605,800.

In addition, the stockholder of the Company is a director in the off shore company.

5. LEASES:

The Company has operating leases in New York, New York which expire on August 31, 2012 and requires a security deposit of $193,194. Limited has an operating lease in London, England which expires on May 3, 2006. During 2005, Cologne, entered into an operating lease in Cologne, Germany which expires on July 31, 2010. During 2005, Crosswater entered into an operating lease in Los Angeles, California which expires on June 30, 2008. Certain leases are subject to escalation based on increases in real estate taxes and certain landlord costs. Future rental payments are as follows:

Year Ending December 31,	Amount
2006	$ 904,452
2007	894,568
2008	939,059
2009	910,726
2010	898,882
Thereafter	1,470,500
	$ 6,018,187

In addition, the Company had sublet some of its existing space to another company. The sublease was subject to escalation charges based on increases in real estate taxes and common area maintenance. The term of the sublease expired June 30, 2005:

6. RELATED PARTY TRANSACTIONS:

The shareholder of the Company is a director in various off shore funds managed by the Company.

7. SECTION 401(K)/PROFIT SHARING PLAN/STOCK APPRECIATION PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary of up to 75% of annual compensation subject to maximum statutory limitations. In addition, the plan sponsor may also make a discretionary profit sharing contribution for the year. There was no profit sharing contribution for the year ended December 31, 2005. The Company established an employee stock appreciation plan (SAP) as a long-term employee benefit plan for certain key employees. The SAP is intended to provide key employees with financial incentives and rewards through the issuance of units and based on increases in the value of the Company's common stock. The employees vest at 100% in an award if they continue in service with the Company from the date the units are awarded through the end of a five year appreciation period. At December 31, 2005, the Company reserved $194,000 towards this plan and is included in accrued expenses and other liabilities.

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, including specific items. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005 the Company had net capital, as defined, of $418,199, which exceeded its required minimum net capital of $170,944 by $247,255. Aggregate indebtedness at December 31, 2005 was $2,564,155. The ratio of aggregate indebtedness to net capital was 6.13 to 1.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers, on a fully disclosed basis, with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held, in compliance with regulatory and internal guidelines.

The Company generally transacts its business with customers located throughout Continental Europe. Limited transacts its business with all European market clients.

From time to time, the Company may have cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

At December 31, 2005, approximately 14% of management and incentive fees receivable is from 1 customer.

10. SUBSEQUENT EVENT:

During February 2006, the Company filed to withdraw their membership in the NASD.

* *

The Company's Consolidated Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Muzinich & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Muzinich & Co., Inc. and Subsidiaries (the "Company) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We did not audit the financial statement of Muzinich & Co. Limited, Muzinich & Co. (Ireland) Limited, Muzinich (Deutschland) GmbH, wholly owned subsidiaries, which statements reflect total assets of $2,754,375, $1,553,189, and $159,437 respectively, as of December 31, 2005. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Muzinich & Co., Limited, Muzinich & Co. (Ireland) Limited, and Muzinich (Deutschland) GmbH, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Muzinich & Co., Inc. and Subsidiaries as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 15, 2006